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                               January 30, 2006



VIA EDGAR AND OVERNIGHT

Ms. Amanda McManus
Attorney Advisor
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

      Re:   UBS Managed Futures LLC (Aspect Series) (the "Registrant") - Form
            10

Dear Ms. McManus:

      We thank you for your comment letter of November 28, 2006 relating to the Registrant's Amendment No. 1 to Form 10 filed on November 2, 2006. We enclose herewith clean and redlined courtesy copies of the Registrant's Amendment No. 2 as filed via EDGAR. Please note that the changes included in the Registrant's Amendment No. 2 include changes made in response to your comments as well as those made to reflect material changes relating to the Registrant that have occurred since the last filing of the Form 10. For your convenience, the comments included in your November 28, 2006 letter are set forth verbatim below, together with the Registrant's responses thereto.

(a) General Development of Business, page 3

1. Please describe further the basis for your Sponsor's belief that one series will not be liable for the obligation of another series, as indicated in the second paragraph on page 3.

      We have done so in the Amendment No. 2.

(c) Narrative description of business, page 4

2. We note your new disclosure in response to our prior comment number 5. Please expand your disclosure in the final paragraph on page 5 to define "aggregate signal."

      We have done so.

Sidley Austin LLP is a limited partnership practicing in affiliation with other Sidley Austin partnerships

SIDLEY AUSTIN LLP
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SIDLEY          |


Ms. Amanda McManus
January 30, 2006
Page 2



The Offering, page 8

3. Refer to the third paragraph on page 14. Please clarify who will forfeit the reduction of performance fees otherwise due in respect to future profits if a member exchanges units at a time when the new net trading profits are below the high water mark.

      We have done so.

Item 1. Business

Financial Terms, page 14

4. We have reviewed your revision made in response to prior comment 33. While we note that you have disclosed that the Sponsor is to be paid with proceeds from the initial issuance of the units, please clarify whether the Series is only required to repay these fees to the Sponsor in the event of a successful offering. If otherwise, the obligation to repay the organizational and offering costs should be reflected in your balance sheet.

      We have clarified that the Series is only required to repay these fees to the Sponsor in the event of a successful offering.

5. We have reviewed your revisions made in response to prior comment 34. Your disclosure still indicates that you intend to account for organizational and offering costs in a manner that is contrary to generally accepted accounting principals. Please note that you are required to follow generally accepted accounting principals and that only unqualified opinions meet the criteria of Rules 2-02 and 4-01 of Regulation S-X. Please revise your disclosure to indicate that you will account for organizational costs as required by SOP 98-5, which requires that such costs are expenses as incurred; and that you will account for offering costs in accordance with SAB Topic 5A, which requires that specific incremental costs directly attributable to an offering of securities to be charged against the gross proceeds of the offering and that indirect costs be expenses as incurred.

      We have done so.

Item 1A: Risk Factors, page 28

6. We note your disclosure on page 43 in the final paragraph under the general heading of "Risk Factors." It is not clear from the disclosure that you have disclosed all known material risks regarding the proprietary trading strategy. Please revise your disclosure as appropriate.

      We have done so.

SIDLEY AUSTIN LLP
----------------|
SIDLEY          |


Ms. Amanda McManus
January 30, 2006
Page 3


Risk Factors Specific to Exchanges, page 37

Members May Be Required to Redeem Before Full Realization of Profits, page 37

7. Please disclose, in the final sentence under this risk factor heading, the date upon which NAV will be determined for referenced redemptions.

      We have done so.



                                                 Very truly yours,



                                                /s/ Ezekial Johnson



                                                  Ezekial Johnson

cc:      Julie DeMatteo
         David Sawyier
         Dan Spies